

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

Via E-mail
Robert M. Gelfand
President
American Oil & Gas Inc.
601 West Broadway, Suite 400
Vancouver, BC V5Z 4C2
Canada

     Re: American Oil & Gas Inc.
               Registration Statement on Form S-1
               Filed March 16, 2012
               File No. 333-180164

Dear Mr. Gelfand:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page

1.   Please clarify your statement on your cover page that "[a]t that time, the funds will be transferred to [y]our business account for use in the implementation of [y]our business plan," as it is not clear from your disclosure whether you are referring to the time after which all the shares are sold and all proceeds are received.

Summary, page 2

2.   Please revise your disclosure to describe what is meant by the "reactivation" of oil and
        gas properties.

Risk Factors, page 3

3.   We note your disclosure at page 4 that your sole officer and director lives outside the
        United States. Please add risk factor disclosure regarding any material risks related to his
        distance from your oil and gas lease in Caddo Parrish, Louisiana. Such disclosure should
        identify the country in which he maintains residence.

4.   We note your disclosure at page 7 that "most of the risks will be the burden of the
        operator." To the extent you retain this statement, please provide the basis for this
        statement. In that regard, we note that such statement does not appear to be consistent
        with the terms of your filed operating agreement.

Description of Securities, page 15

5.   Please disclose the impact of Section 6.08 of your by-laws on the rights of your
        shareholders.

Where You Can Find More Information, page 25

6.   Please provide the basis for the statement that you are considered a "voluntary filer" and
        for the statement that you are not obligated to file any periodic reports under the
        Exchange Act. In that regard, we note your obligations under Section 15(d) of the
        Exchange Act once the registration statement becomes effective.

Plan of Operation, page 26

7.   We note the statements at page 27 regarding your projected revenue from the Cecil
        Barlow #1. Given that you do not have proved reserves, it does not appear appropriate to
        make statements regarding production or revenues.   Either revise your filing to remove
        those statements or provide us with your basis for such projections. For example, provide
        the basis for your suggestion that the well will produce 2 or 3 barrels of oil every day for
        the course of a year. If you retain such statements, please also reflect the royalty
        payments due on any such production.

Undertakings, page II-4

8.   Please revise the undertaking that you have provided at page II-6 regarding
        indemnification to reflect the language required by Item 512(h) of Regulation S-K.

Exhibits

9.   We note your reference at page 14 to a subscription agreement. Please file a form of such agreement as an exhibit to your filing. See Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

10.   Please obtain and file a revised consent that references the correct section in the registration statement to which counsel is consenting to be named. In that regard, we note that the consent provided references the section captioned "Legal Matters" in the registration statement, but we were not able to locate any such section.

Exhibit 10.1

11.   Please re-file Exhibit 10.1 in a form that is legible.

Exhibit 23.2

12.   Please obtain and file a revised consent from your auditor that references use of their name under the heading as an "expert" as required by Rule 436 of the Securities Exchange Act of 1933.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
        Kevin M. Murphy